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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TCFG Wealth Management, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28202 Cabot Road, Suite 300
(No. and Street)

Laguna Niguel	California	92677
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Roberts (949) 365-5830
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, Rick Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TCFG Wealth Management, LLC**, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer
Title

Notary Public

JOEL M DAVIS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134000764
MY COMMISSION EXPIRES FEBRUARY 1, 2017

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

TCFG Wealth Management, LLC

Financial Statements and Supplemental Schedule
(With Report of Independent Registered Public
Accounting Firm Thereon)

December 31, 2014

PMB Helin Donovan
CERTIFIED PUBLIC ACCOUNTANTS

TCFG WEALTH MANAGEMENT, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2014

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of TCFG Wealth Management, LLC:

We have audited the accompanying statement of financial condition of TCFG Wealth Management, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCFG Wealth Management, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether it, including the form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2015

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

TCFG WEALTH MANAGEMENT, LLC

Statement of Financial Condition

December 31, 2014

Assets:		
Cash and cash equivalents	$	119,054
Deposit with clearing organization		50,000
Commission receivables		3,202
Other assets		16,188
Total assets	$	188,444
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Member's equity:		
Member's equity		188,444
Total member's equity		188,444
Total liabilities and member's equity	$	188,444

See notes to financial statements and report of independent registered public accounting firm.

TCFG WEALTH MANAGEMENT, LLC

Statement of Operations

For the Year Ended December 31, 2014

Revenues:		
Mutual fund income	$	256,889
Fee income		92,423
Riskless principal income		75,064
Account transfer cost reimbursement		53,177
Other income		47,558
Fixed fee income		37,378
Revenue sharing income - 12b-1		27,278
Execution and clearing revenue		6,222
Total revenues		595,989
Operating expenses:		
Commissions		302,380
Execution and clearing expenses		123,474
Guaranteed payments to managing partner		52,500
General and administrative		47,650
Professional fees		33,069
Subcontractor labor		25,370
Occupancy		17,580
Regulatory expenses		3,472
Total operating expenses		605,495
Net loss before income taxes		(9,506)
Income tax expense		-
Net loss	$	(9,506)

See notes to financial statements and report of independent registered public accounting firm.

TCFG WEALTH MANAGEMENT, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance at December 31, 2013	$	102,950
Contributions		95,000
Net loss		(9,506)
Balance at December 31, 2014	$	188,444

See notes to financial statements and report of independent registered public accounting firm.

TCFG WEALTH MANAGEMENT, LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(9,506)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		
Deposit with clearing organization		10,825
Commission receivables		13,253
Other assets		(16,595)
Accounts payable and accrued expenses		(28,795)
Net cash used in operating activities		(30,818)
Cash flows from investing activities:		
Advance of note receivable from affiliate, net of repayments		7,000
Net cash provided by investing activities		7,000
Cash flows from financing activities:		
Contributions from members		95,000
Net cash provided by financing activities		95,000
Net increase in cash and cash equivalents		71,182
Cash and cash equivalents at beginning of year		47,872
Cash and cash equivalents at end of year	$	119,054
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

TCFG Wealth Management, LLC (the "Company") was organized April 10, 2012 under the laws of Delaware. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage and asset management services.

The Company has a sole member, Certus Financial Group, LLC ("Certus"). The Company relies on contributions from its member to fund operations.

The Company operates under the provisions of paragraph K(3) of Rule 15c3-3 of the SEC involving the sale of corporate securities and business brokerage activities.

The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Liquidity and Capital Resources

The Company has experienced operating net losses in the current year. The Company has a net capital requirement of $5,000 and net capital of $171,849 at December 31, 2014.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the securities industry. At December 31, 2014, the Company has $119,054 in cash and cash equivalents and working capital of $188,444. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and the minimum net capital requirement and will manage operations commensurate with its level of working capital. Should the Company sustain additional losses from operations, the Company's management believes it can obtain additional capital contributions from its sole member.

Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Significant Accounting Policies, continued

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Revenue Recognition
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and accrued expenses.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the sole member of the Company.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Significant Provisions of the Company's Limited Liability Agreement

The equity interest of the Company is owned by one member, Certus, whom contributed $10,000 upon inception of the Company.

The Company's duration is perpetual. The Company can be dissolved as a result of the following events: death, retirement, resignation, expulsion, bankruptcy or dissolution or the occurrence of any other event which terminates the continued membership of a member.

Note 5 - Related Party

During August 2013, the Company advanced an affiliate $12,000 in the form of a demand note. The note receivable bears interest at 6% and matures on August 14, 2014. At December 31, 2014, the balance on the note receivable to the affiliate was $0.

Note 6 - Deposit with Clearing Organization

The Company maintains a deposit account with National Financial Services, LLC ("NFS") as part of the Company's contract for services. NFS requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2014, the deposit balance was $50,000.

Note 7 - Commitments and Contingencies

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 8 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $171,849 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1.0.

Note 9 - Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued. PMBHD does not note any significant subsequent events for which disclosure is necessary.

TCFG WEALTH MANAGEMENT, LLC

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Total member's equity qualified for net capital	$	188,444
Deductions and/or charges		
Non-allowable assets:		
Statement of Financial Condition		16,595
Total deductions and/or charges		16,595
Net capital before haircuts on securities		171,849
Haircuts on securities		-
Net capital	$	171,849
Aggregate indebtedness		
Accounts payable and accrued expenses	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	166,849
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	165,849
Ratio of aggregate indebtedness to net capital		0 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA	$	168,546
Audit adjustments:		
Net effect of errors on previously filed Focus report		3,303
Net capital per audit	$	171,849

See notes to financial statements and report of independent registered public accounting firm.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Member of TCFG Wealth Management, LLC:

We have reviewed management's statements, included in the accompanying TCFG Wealth Management, LLC Exemption Report, in which (1) TCFG Wealth Management, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2015

TCFG Wealth Management, LLC's Exemption Report

TCFG Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be
made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

TCFG Wealth Management, LLC
Name of Company

I, Rick Roberts, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: RICK ROBERTS

Title: CEO

February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TCFG Wealth Management, LLC
28202 Cabot Road
Suite 300
Laguna Niguel, CA 92677

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rick Roberts 949-365-5830

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1181
   B. Less payment made with SIPC-6 filed (**exclude interest**) ( )
   ______ Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $______
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $1181
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCFG Wealth Management, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2 day of March, 20 15.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$595,989
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	123,474
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	123,474
2d. SIPC Net Operating Revenues	$472515
2e. General Assessment @ .0025	$1181
	(to page 1, line 2.A.)